UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

UTi Worldwide Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G87210103

(CUSIP Number)

Jason Carri

P2 Capital Partners, LLC

590 Madison Avenue

25th Floor

New York, NY 10022
(212) 508-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications

July 7, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G87210103		13D

1	Name of Reporting Person P2 Capital Partners, LLC I.R.S. Identification No. of Above Person (Entities Only). 20-2436330

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,108,950

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,108,950

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,108,950

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.4%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. G87210103		13D

1	Name of Reporting Person. P2 Capital Master Fund I, L.P. I.R.S. Identification No. of Above Person (Entities Only). 98-0515452

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,338,626

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,338,626

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,338,626

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. G87210103		13D

1	Name of Reporting Person P2 Capital Master Fund V, L.P. I.R.S. Identification No. of Above Person (Entities Only). 27-1641384

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,579,500

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,579,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,579,500

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.5%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. G87210103		13D

1	Name of Reporting Person. P2 Capital Master Fund VI, L.P. I.R.S. Identification No. of Above Person (Entities Only). 27-2915390

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,225,903

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,225,903

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,225,903

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.1%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. G87210103		13D

1	Name of Reporting Person. P2 Capital Master Fund VIII, LLC I.R.S. Identification No. of Above Person (Entities Only). 46-1113608

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,129,185

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,129,185

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,129,185

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.8%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. G87210103		13D

1	Name of Reporting Person. P2 Capital Master Fund X, L.P. I.R.S. Identification No. of Above Person (Entities Only). 46-4862589

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,835,736

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,835,736

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,835,736

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.9%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. G87210103		13D

1	Name of Reporting Person. Claus Moller I.R.S. Identification No. of Above Person (Entities Only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,108,950

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,108,950

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,108,950

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 20.4%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed October 18, 2012 (as amended by Amendment No. 1 thereto, filed December 11, 2012, Amendment No. 2 thereto, filed April 5, 2013, Amendment No. 3 thereto, filed April 22, 2013 and Amendment No. 4 thereto, filed March 4, 2014), by and on behalf of P2 Capital Master Fund I, L.P., a Cayman Islands exempted limited partnership (“Master Fund I”), P2 Capital Master Fund V, L.P., a Delaware limited partnership (“Master Fund V”), P2 Capital Master Fund VI, L.P., a Delaware limited partnership (“Master Fund VI”), P2 Capital Master Fund VIII, LLC, a Delaware limited liability company (“Master Fund VIII”, together with Master Fund I, Master Fund V, Master Fund VI and P2 Capital the “Original Funds”), P2 Capital Partners, LLC, a Delaware limited liability company (the “Manager”) and Claus Moller, a citizen of Denmark (all the preceding persons are the “Original Reporting Persons”).  Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.  Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the Schedule 13D.

Item 2:  Identity and Background

Item 2 is hereby amended and replaced by the following:

This statement is being filed by and on behalf of the Original Reporting Persons and P2 Capital Master Fund X, L.P., a Delaware limited partnership (“Master Fund X” and, together with the Original Funds, the “Funds”, and together with the Original Reporting Persons, the “Reporting Persons”).

The address of the principal office of each of the above Reporting Persons is 590 Madison Avenue, 25th Floor, New York, NY 10022.

The Funds are principally involved in the business of investing in securities.  The Manager is principally involved in the business of providing investment advisory and investment management services to the Funds and, among other things, exercises all voting and other powers and privileges attributable to any securities held for the account of the Funds.  Mr. Moller is the managing member of the Manager.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and replaced by the following:

The source of funds for the purchase of Shares reported on herein was cash on hand and the general working capital of the respective purchasers, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  Securities positions which may be held in the margin accounts, including the Shares, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

As of August 1, 2014, Master Fund I had invested $18,807,976 (excluding brokerage commissions) in the Shares of the Issuer, Master Fund V had invested $24,212,442 (excluding brokerage commissions) in the Shares of the Issuer, Master Fund VI had invested $31,480,642 (excluding brokerage commissions) in the Shares of the Issuer, Master Fund VIII had invested $84,726,224 (excluding brokerage commissions) in the Shares of the Issuer and Master Fund X had invested $175,000,000 in certain 7.00% Convertible Preference Shares of the Issuer, which on September 5, 2014 (or earlier upon liquidation of the Issuer), will be convertible at the option of Master Fund X into a number of Shares of the Issuer (or a combination of Shares and cash in certain circumstances) equal to the liquidation preference in effect at such time divided by the conversion price in effect at such time.  For additional information on the conversion price and other rights related to the conversion of the 7.00% Convertible Preference Shares, see Amendment No. 4 to the Schedule 13D filed March 4, 2014.

Item 5.  Interest in Securities of Issuer.

Item 5 is hereby amended and replaced by the following:

(a), (b):  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.  As of the close of business on August 1, 2014, Master Fund I beneficially owned an aggregate of 1,338,626 Shares, representing approximately 1.3% of the outstanding Shares, Master Fund V beneficially owned an aggregate of 1,579,500 Shares, representing approximately 1.5% of the outstanding Shares, Master Fund VI beneficially owned an aggregate of 2,225,903 Shares, representing approximately 2.1% of the outstanding Shares, Master Fund VIII beneficially owned an aggregate of 6,129,185 Shares, representing approximately 5.8% of the outstanding Shares and Master Fund X beneficially owned an aggregate of 12,835,736 Shares, representing approximately 10.9% of the outstanding Shares.  As of the close of business on August 1, 2014, each of the Manager and Mr. Moller may be deemed to beneficially own 24,108,950 Shares of Common Stock, in the aggregate, which represented approximately 20.4% of the outstanding Shares.  All percentages set forth in this paragraph are based on 105,388,138 Shares of Common Stock outstanding (as of June 2, 2014), which number of Shares of Common Stock is based upon the Issuer’s Report on Form 10-Q filed on June 6, 2014 for the fiscal quarter ended April 30, 2014.

The number of Shares reported as beneficially owned by Master Fund X in this Amendment represents the number of Shares into which the 7.00% Convertible Preference Shares owned by Master Fund X could be converted if such 7.00% Convertible Preference Shares were convertible on the date of this filing (and were in fact converted in full on such date).  Master Fund X became a beneficial owner of such Shares on July 7, 2014 since the 7.00% Convertible Preference Shares will become convertible in the discretion of Master Fund X on September 5, 2014 (i.e., within 60 days of July 7, 2014).  Master Fund X has not purchased or sold any Shares other than the 7.00% Convertible Preference Shares.

Each of the Funds is the direct owner of the Shares reported owned by it.  For purposes of disclosing the number of Shares beneficially owned by each of the Reporting Persons, the Manager, as investment manager of the Funds, and Mr. Moller, as managing member of the Manager, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all Shares that are owned beneficially or directly by the Funds.  Each of the Manager and Mr. Moller disclaims beneficial ownership of such Shares for all other purposes.  Each of the Funds disclaims beneficial ownership of the Shares held directly by any of the other Funds.

(c) Except as set forth above or in Schedule I hereto, no Reporting Person has effected any transaction in Shares since the date of the filing of the Schedule 13D.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2014

P2 CAPITAL MASTER FUND I, L.P.		P2 CAPITAL MASTER FUND V, L.P.

By:	P2 Capital Partners, LLC,	By:	P2 Capital Partners, LLC,
	as Investment Manager		as Investment Manager

By:	s/Claus Moller	By:	s/Claus Moller
	Name: Claus Moller		Name: Claus Moller
	Title: Managing Member		Title: Managing Member

P2 CAPITAL MASTER FUND VI, L.P.		P2 CAPITAL MASTER FUND VIII, LLC

By:	P2 Capital Partners, LLC,	By:	P2 Capital Partners, LLC,
	as Investment Manager		as Investment Manager

By:	s/Claus Moller	By:	s/Claus Moller
	Name: Claus Moller		Name: Claus Moller
	Title: Managing Member		Title: Managing Member

P2 CAPITAL MASTER FUND X, L.P.		P2 CAPITAL PARTNERS, LLC

By:	P2 Capital Partners, LLC,
	as Investment Manager	By:	s/Claus Moller
Name: Claus Moller
By:	s/Claus Moller		Title: Managing Member
Name: Claus Moller
Title: Managing Member

CLAUS MOLLER

s/ Claus Moller

Schedule I

TRANSACTIONS IN THE PAST SIXTY DAYS BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to Shares of the Issuer’s Common Stock effected in the past 60 days by any of the Reporting Persons.  The transactions occurred on the open market and the reported price per share excludes brokerage commissions.

Shares Purchased/(Sold) by Manager on behalf of Master Fund I

Number of Shares Purchased/(Sold)	Price Per Share	Date
None	None	None

Shares Purchased/(Sold) by Manager on behalf of Master Fund V

Number of Shares Purchased/(Sold)	Price Per Share	Date
None	None	None

Shares Purchased/(Sold) by Manager on behalf of Master Fund VI

Number of Shares Purchased/(Sold)	Price Per Share	Date
None	None	None

Shares Purchased/(Sold) by Manager on behalf of Master Fund VIII

Number of Shares Purchased/(Sold)	Price Per Share	Date
None	None	None

Shares Purchased/(Sold) by Manager on behalf of Master Fund X

Number of Shares Purchased/(Sold)	Price Per Share	Date
None	None	None